                            CERX VENTURE CORPORATION
                                90 MADISON STREET
                                    SUITE 707
                             DENVER, COLORADO 80206

                              --------------------


 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                        OF 1934 AND RULE 14F-1 THEREUNDER


         This information statement, which is being mailed on June 30, 1999 to holders of record of shares of Common Stock, par value $.001 per share (the "Common Stock") of CERX Venture Corporation, a Nevada corporation (the "Company"), is being furnished in connection with the designation of certain persons as directors of the Company pursuant to an Agreement and Plan of Merger, dated as of June 28, 1999 (the "Merger Agreement"), among the Company, EBonlineinc.com, Inc., a Delaware corporation ("EBonline") and John. D. Brasher, Jr., the owner of a majority of the issued and outstanding shares of the Company (the "Majority Stockholder" or "John D. Brasher, Jr.").

         The Merger Agreement provides for the merger of EBonline into the Company (the "Merger") and a reverse stock split of shares of Common Stock outstanding immediately prior to the Merger. Upon consummation of the Merger, the Company will be the surviving corporation and the separate existence of EBonline will cease. At the time of the Merger, each share of EBonline's common stock, par value $.01 per share ("EBonline's Common Stock"), owned by Eastbrokers International Incorporated, an investment banking and brokerage firm organized under the laws of Delaware ("Eastbrokers"), and A1 Internet.com, Inc., an internet services company organized under the laws of Nevada ("A1 Internet.com"), will be converted into 3,845.39 and 3,916.67 shares of Common Stock, respectively, and shares of Common Stock outstanding immediately prior to the Merger will reverse split on a three-and-one-half-for-ten (3.5:10) basis so that each share of Common Stock outstanding immediately prior to the Merger will be converted into and reconstituted as seven-twentieths (7/20ths) of a share of Common Stock (each such converted and reconstituted share, a "New Share"). At the time of the Merger the Company's name will change and the new name of the Company will be EBonlineinc.com.

         In order to receive a stock certificate evidencing New Shares, stockholders of the Company will be provided with a Letter of Transmittal to be completed and executed by each stockholder and returned to the Company at the address specified in the Letter of Transmittal.

         The Merger is expected to occur on July 9, 1999 or the last business day of the week following the week in which the final approval required to consummate the Merger is obtained and any statutory waiting periods in connection with the Merger either expire or terminate, whichever date is later.

         The Merger Agreement provides that upon consummation of the Merger, Martin A. Sumichrast, David Lavigne, John D. Brasher. Jr and Johnny D. Brasher will be directors of the Company; and that effective as of 12:01 a.m. on the date following the consummation of the Merger, Martin A. Sumichrast, David Lavigne, and Bruce Bertman (the "Designees") will be directors of the Company and John D. Brasher Jr. and Johnny D. Brasher will cease to be directors. Immediately following the Merger, the Designees will constitute a majority of the directors of the Company.

         The information contained in this Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

                                    EBONLINE

         EBonline is a privately held company. 1000 shares of EBonline's Common Stock are currently outstanding. Eastbrokers owns 700 shares of EBonline's Common Stock and A1 Internet.com owns 300 shares of EBonline's Common Stock.

              THE BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY

GENERAL

         The Company's By-Laws provide that the Company's directors are elected for one-year terms or until the next annual meeting of stockholders or until their successors are duly elected and qualified.

         The Common Stock is the only class of voting securities of the Company outstanding. Pursuant to the Company's Certificate of Incorporation, as amended, each holder of record of shares of Common Stock is entitled to have one vote for each share of stock standing in his name on the books of the Company and is entitled to vote on all matters to which stockholders of the Company are lawfully permitted to vote, except that in the election of directors of the Company each holder shall have as many votes for each share held by him as there are directors.

         5,002,838 shares of Common Stock were outstanding on June 25, 1999.

         Other than as disclosed in this Information Statement, there is no arrangement or understanding between the Company (or any of its directors or officers) and any other person pursuant to which such person was or is to be selected as a director or officer. The directors and officers are expected to devote their time to the Company's affairs on an "as needed" basis, but are not required to make any specific portion of their time available to the Company.

THE NEW BOARD OF DIRECTORS

         None of the Designees is currently an officer or director of, or holds any position with, the Company. The following table sets forth certain information pertaining to the background of each of the Designees.

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

---------------------------------------- --------- -------------------------------------------------------------------

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE YEAR EMPLOYMENT
NAME                                       AGE     HISTORY AND DIRECTORSHIPS
---------------------------------------- --------- -------------------------------------------------------------------
---------------------------------------- --------- -------------------------------------------------------------------

Martin A. Sumichrast                        32     Martin A. Sumichrast has been Chairman of the Board,  Chief
                                                   Executive Officer and President of Eastbrokers since December
                                                   1998.  A founder of Eastbrokers, he has served in a variety of positions with the company since its inception in 1993, including the positions of Secretary and Chief Financial Officer.  In addition to being a director of Eastbrokers, he is a director of
                                                   EBI Securities Corporation, a Colorado corporation and subsidiary of Eastbrokers ("EBI Securities"), and Chairman of the Board and
                                                   a director of Eastbrokers North America, Inc., a New York-based securities brokerage firm and subsidiary of Eastbrokers
                                                   ("Eastbrokers North America").
---------------------------------------- --------- -------------------------------------------------------------------
David Lavigne                               37     Employed by EBI Securities since 1991, currently serving in the capacities of CEO and Director of Research.  He has in the past been employed in the capacities of President, National Sales
                                                   Manager and Branch Manager of the Spokane, WA office.  David
                                                   Lavigne is currently a director of EBI Securities.
---------------------------------------- --------- -------------------------------------------------------------------
Bruce Bertman                               43     Bruce Bertman was employed as Managing Member of Computer Ease
                                                   LLC, a Maryland company with offices located in Gaithersburg,
                                                   Maryland, from 1993 to 1999.  He is currently employed and/or serving in the capacities of CEO, President and director for
                                                   Cyber Realm, Inc., a Maryland corporation; CEO, President and
                                                   Chairman of the Board for A1 Internet Services, Inc., a Maryland
                                                   corporation; CEO and Chairman of the Board for A1 Internet.com,
                                                   Inc., a Nevada corporation; Treasurer and Chairman of the Board for Networld Ohio, Inc., an Ohio corporation; Secretary and
                                                   Chairman of the Board for Gravity Pilot Air, Inc., a Nevada
                                                   corporation; and President and Chairman of the Board for Virtual
                                                   Information Express, Inc., a Maryland corporation.  He is also
                                                   President and director of EBonline.
---------------------------------------- --------- -------------------------------------------------------------------

         At the time of the Merger, Martin A. Sumichrast will become President and Treasurer of the Company.

         None of the Designees or any of their associates beneficially owns any shares of Common Stock or rights to acquire any shares of Common Stock or has been involved in any transaction with the Company or its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

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

         There are no material proceeding to which any Designee is a party adverse to the Company and no Designee has a material interest adverse to the Company.

         No Designee has any business or property covered by a bankruptcy opinion, has been convicted in a criminal proceeding or has been involved in any violations of any applicable securities laws.

         There are no transactions between any Designee and the Company in excess of $60,000.

         No Designee or family member or affiliate thereof is indebted to the Company in an amount in excess of $60,000.

         There are no business relationships between any Designee with entities that have sold services or property to the Company or made payments to the Company for services or property.

THE NEW MANAGEMENT

         Upon consummation of the Merger, the Martin A. Sumichrast will become President and Treasurer of the Company and Kevin D. McNeil will become Secretary of the Company. Mr. McNeil, age 39, has been Vice President, Treasurer and Chief Financial Officer of Eastbrokers since March 1997 and controller of Eastbrokers since August 1996. He is also Secretary and Treasurer of Eastbrokers North America. From 1994 to 1996, Mr. McNeil served as supervising auditor for Pannell Kerr Forster PC, an international accounting firm. From 1990 to 1994, Mr. McNeil served as a supervising auditor for Schoenadel, Marginot & Company, CPAs, a Washington, D.C., regional accounting firm. Mr. McNeil is a member of the American Institute of Certified Public Accountants, the Virginia Society of Certified Public Accountants and the International Auditors Division of the Securities Industry Association.


THE CURRENT BOARD OF DIRECTORS AND MANAGEMENT

         The Company's Board of Directors currently consists of John D. Brasher, Jr., and Johnny D. Brasher. John D. Brasher, Jr., is Chief Executive Officer and Secretary of the Company and Johnny D. Brasher is Senior Vice President of the Company. Upon consummation of the Merger, John D. Brasher, Jr., will cease to be Chief Executive Officer and Secretary of the Company and Johnny D. Brasher will cease to be Senior Vice President of the Company. Information with respect to John D. Brasher, Jr., and Johnny D. Brasher is set forth in the table below.

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
---------------------------- -------- -------------------------------------------------------------- -------------

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, FIVE YEAR            DIRECTOR
NAME                           AGE    EMPLOYMENT HISTORY AND DIRECTORSHIPS                              SINCE
---------------------------- -------- -------------------------------------------------------------- -------------
---------------------------- -------- -------------------------------------------------------------- -------------

John D. Brasher, Jr.           47     John D. Brasher, Jr., is Chief Executive Officer, Chairman         1989
                                      of the Board, Secretary and a director of the Company.  He is also a lawyer who, since February 1988, has been engaged in the practice of law in Denver, Colorado, where he
                                      concentrates in the fields of corporate and securities law.
                                      From February 1987 to February 1988 he practiced law as a
                                      profit-sharing partner in the firm of Pred and Miller,
                                      Denver, Colorado, concentrating in corporate and securities law.  From August 1982 until February 1987, he practiced
                                      corporate and securities law in Lafayette, Louisiana.  He
                                      received a B.A. degree in 1979 and a J.D. degree in 1982
                                      from Louisiana State University.  He is a director of
                                      Renegade Venture (Nev.) Corporation, a Nevada corporation, and director and Chief Executive Officer Champion Ventures,
                                      Inc., a Nevada corporation, both of which have business
                                      plans similar to the Company's.  He is also a director of
                                      Vacation Emporium International, Inc., a Colorado
                                      corporation that markets timeshare interests.
---------------------------- -------- -------------------------------------------------------------- -------------

Johnny D. Brasher              72     Johnny D. Brasher is Senior Vice President and a director of       1989
                                      the Company.  From 1962 to late 1988, Mr. Brasher owned and operated Central Construction Company, a sole proprietorship located in Ferriday, Louisiana, which engaged in the
                                      business of supplying services and equipment to the oil
                                      drilling industry.  Since early 1989 he has been
                                      semi-retired, engaging in farming and other business
                                      activities in Louisiana.
---------------------------- -------- -------------------------------------------------------------- -------------

         Johnny D. Brasher is the father of John D. Brasher, Jr.

         The Company is indebted to John D. Brasher for cash loans and accrued interest. At June 25, 1999 the Company owed Mr. Brasher an aggregate of $159,372 in principal and $18,741 in interest (at 8% simple interest per annum) pursuant to promissory notes. During 1998, John D. Brasher, Jr., loaned an additional $61,850 to the Company, which the Company used to partially repay advances it received in 1997 on an offering of the Company's stock which was not completed. In addition, in 1998, Brasher & Company, a law firm owned by John D. Brasher, Jr., forgave $53,343 in fees owed to Brasher & Company for legal services provided to the Company and expenses in connection therewith.

         There are no other officers of the Company at the present time.

         There are no material proceeding to which any director or affiliate is a party adverse to the Company or in which any director or affiliate has a material interest adverse to the Company.

         No current director has any business or property covered by a bankruptcy opinion, has been convicted in a criminal proceeding or has been involved in any violations of any applicable securities laws.

         Except for the above mentioned notes in favor of John D. Brasher, Jr. there are and have been no transactions between any director and the Company in excess of $60,000.

         No officer, director, family member or affiliate thereof is indebted to the Company in an amount in excess of $60,000.

         There have been no failures to comply with Section 16(a) of the Exchange Act or late filings of the same.

         Except for the relationship between John D. Brasher, Jr. and Brasher & Co., mentioned above, there are no business relationships between any director with entities that have sold services or property to the Company or made payments to the Company for services or property during the last fiscal year.

COMPENSATION

         For the year ended December 31, 1998, no executive received any cash compensation from the Company or any compensation pursuant to any Company plan.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Company has no standing audit, nominating and compensation committees.

         There were no board meetings held in 1998.

DIRECTORS' COMPENSATION AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         No compensation is paid or has been paid to any person for serving as a director of the Company.

         The Company has adopted the 1994 Employee Stock Compensation Plan for employees, officers, directors of the Company and advisors to the Company (the "ESC Plan"). The Company has reserved a maximum of 5,000,000 shares of Common Stock to be issued upon the grant of awards under the ESC Plan. Employees will recognize taxable income upon the grant of Common Stock equal to the fair market value of the Common Stock on the date of the grant and the Company will recognize a compensating deduction at such time. The ESC Plan will be administered by the Board of Directors of the Company. An aggregate of 2,012,853 shares of Common Stock have been awarded under the ESC Plan. The directors have received no options. There is no formal policy concerning how many shares directors receive.

         The Company has adopted the Compensatory Stock Option Plan for officers, employees, directors and advisors (the "CSO Plan"). The Company has reserved a maximum of 5,000,000 shares of Common Stock to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422 of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors of the Company or other CSO Plan administrator. With respect to options granted pursuant to the CSO Plan, optionees will not recognize taxable income upon the grant of options granted at or in excess of fair market value. The Company will be entitled to a compensating deduction (which it must expense) in an amount equal to any taxable income realized by an optionee as a result of exercising the option. The CSO Plan will be administered by the Board of Directors of the Company or a committee of directors. The directors have received no options. There is no formal policy concerning how many shares directors receive.

         The Company's indemnification policy covering officers and directors, as contained in the by-laws, provides that the Company may indemnify at its discretion any officer or director for costs reasonably incurred in connection with civil, criminal, administrative and investigative proceedings if he or she acted in good faith, whether brought by or in the right of the Company or not; provided that if a proceeding is brought by or on behalf of the Company and the officer or director is adjudged to be liable, then no indemnification shall be made with respect thereto; and provided further that no indemnification shall be paid if it has been determined that under the circumstances such officer or director did not meet the standard of conduct relevant to such proceeding. The Company may advance costs to an officer or director in connection with proceedings against an him or her as long as he or she undertakes to repay if it is determined that he or she is not entitled to such indemnification. The Company may purchase indemnification insurance for officers and directors.


                              BENEFICIAL OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of June 25, 1999, the stock ownership of each officer and director of the Company, of all officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock, $.001 par value per share. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any option, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.

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

------------------------------------------------ ------------------------------- --------------------------------
NAME AND ADDRESS OF                               AMOUNT OF COMMON STOCK OWNED       PERCENT OF COMMON STOCK
BENEFICIAL OWNER                                          BENEFICIALLY                     OUTSTANDING
------------------------------------------------ ------------------------------- --------------------------------
------------------------------------------------ ------------------------------- --------------------------------

John D.. Brasher, Jr.                                       2,929,853 (1)                       57.9%
90 Madison Street
Suite 707
Denver, Colorado  80206
------------------------------------------------ ------------------------------- --------------------------------

Johnny D. Brasher                                             250,000                            4.9%
P.O. Box 1686
Ferriday, Louisiana  71334
------------------------------------------------ ------------------------------- --------------------------------

All directors and executive officers (2
persons)                                                    3,179,853                           62.9%
------------------------------------------------ ------------------------------- --------------------------------

------------------
(1) John D. Brasher, Jr., disclaims beneficial ownership as to 85,000 shares of Common Stock held in the name of Lisa K. Brasher Children's Trust, of which is wife, Lisa K. Brasher, is the trustee.





June 28, 1999









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